JNL SERIES TRUST
                    1 Corporate Way, Lansing, Michigan 48951
                                 (517) 381-5500


December 4, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re: JNL Series Trust
    File Nos: 33-87244 and 811-8894

Dear Sir/Madam:

We are transmitting herewith for filing through EDGAR Post-Effective Amendment No. 53 to the Registration Statement under the Securities Act of 1933 and Amendment No. 54 under the Investment Company Act of 1940 for the above-referenced Registrant. This filing is being made pursuant to paragraph (a) of Rule 485.

This Amendment is being filed to reflect the following changes:

1) two fund name changes: (1) JNL/Lazard Mid Cap Value Fund to JNL/Lazard Mid Cap Equity Fund; and (2) JNL/Lazard Small Cap Value Fund to JNL/Lazard Small Cap Equity Fund;

2) the addition of two new funds to be sub-advised by PPM America, Inc.: (1) JNL/PPM America Small Cap Value Fund; and (2) JNL/PPM America Mid Cap Value Fund; and

3)  to reflect other changes.

The JNL/PPM America Mid Cap Value Fund and the JNL/PPM America Small Cap Value Fund have the same principal investment strategies and risks as the Jackson Perspective Mid Cap Value Fund and the Jackson Perspective Small Cap Value Fund offered by JNL Investors Series Trust (333-43300 and 811-10041).

If you have any  questions, please  contact me at 517-367-4336.

Sincerely,

/s/ Susan S. Rhee

Susan S. Rhee
Vice President, Counsel & Secretary

encs.
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                                JNL SERIES TRUST
                    1 Corporate Way, Lansing, Michigan 48951
                                 (517) 381-5500


December 4, 2007


VIA EDGAR

U.S. Securities and Exchange Commission
Office of Insurance Products
Division of Investment Management
Attn: Ellen Sazzman

Re: JNL Series Trust
    File Nos: 33-87244 and 811-8894

Dear Commissioners:

I am writing on behalf of the above referenced registrant. We acknowledge and agree that: should the Commission (or its staff acting pursuant to delegated authority) declare the above referenced registration statements effective, it does not foreclose the Commission from taking any action with respect to the filings; the action of the Commission (or its staff acting pursuant to delegated authority) declaring the filings effective does not relieve us from full responsibility for the adequacy and accuracy of the disclosures in the filings; and we may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (517) 367-4336 if you have any questions.

Respectfully,

/s/ Susan S. Rhee

Susan S. Rhee
Vice President, Counsel & Secretary
JNL Series Trust